Exhibit (d)(24)

CONESTOGA CAPITAL ADVISORS, LLC

550 E. Swedesford Rd. Suite 120

Suite 120

Wayne, Pennsylvania 19087

December 7, 2021

To:	The Conestoga Funds
550 E. Swedesford Rd. Suite 120
Wayne, Pennsylvania 19087

Effective as of December 8, 2021, we hereby undertake to maintain the expense ratio of the Institutional Class of the Conestoga Micro Cap Fund (the “Fund”) to 1.25% of the Fund’s average daily net assets and the expense ratio of the Investors Class of the Fund to 1.50% of the Fund’s average daily net assets (the “Operating Expense Limits”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by any share class of the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding Rule 12b-1 fees, shareholder servicing fees, interest, taxes, brokerage commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the respective Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until January 31, 2023. This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective. To the extent that the Adviser defers advisory fees or absorbs operating expenses, it may seek payment of such deferred fees or reimbursement of such absorbed expenses within two years from the date upon which fees were deferred or expenses were absorbed. A Fund will make no such payment or reimbursement, however, if the Fund’s total annual operating expenses exceed the expense limits disclosed in the Fund’s Prospectus in effect at the time of the proposed payment or reimbursement or at the time the fees were deferred or the expenses were absorbed.

Sincerely,

CONESTOGA CAPITAL ADVISORS, LLC

By:	/s/ Robert M. Mitchell
Robert M. Mitchell
Managing Partner